                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)




                    Charles E. Smith Residential Realty L.P.
                ------------------------------------------------
                                (Name of Issuer)

              Class A Common Units of Limited Partnership Interest
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                            -----------------------
                                 (CUSIP Number)

 Ernest A. Gerardi, Jr., 2345 Crystal Drive, Arlington, VA 22202, (703) 920-8500
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 29, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)
CUSIP No. N/A

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charles E. Smith Residential Realty, Inc.
             54-1681655
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland, USA
--------------------------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     21,808,230
           OWNED BY             ------------------------------------------------
             EACH                8        SHARED VOTING POWER
           REPORTING
          PERSON WITH                     0
                                ------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER

                                          21,808,230
                                ------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,808,230
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER

         This Amendment No. 3 to Schedule 13D (this "Statement") relating to Class A common units of limited partnership interest ("Units") of Charles E. Smith Residential Realty L.P., a Delaware limited partnership (the "Issuer") is being filed to amend the Schedule 13D, as amended, which was originally filed on January 29, 1999. The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

         Item 5 is hereby amended and restated in its entirety as set forth below:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns, in the aggregate, 21,808,230 Units of the Issuer, which represents approximately 61.6% of the outstanding Units as of September 29, 2000. Information regarding the number and percentage of Units of the Issuer beneficially owned by the executive officers and directors of the Reporting Person is set forth in Appendix I.

         (b) The Reporting Person has sole voting and dispositive power relating to the 21,808,230 Units and no shared voting or dispositive power with respect to such Units. Information regarding the sole voting and dispositive power relating to Units beneficially owned by the executive officers and directors of the Reporting Person is set forth in Appendix I.

         (c) During the past sixty days, the Reporting Person effected the transactions in Units of the Issuer as set forth in Appendix II. One of the executive officers of the Reporting Person has effected an acquisition transaction in the Units during the past sixty days. The Reporting Person disclaims beneficial ownership of any Units beneficially owned by its executive officers and directors.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by the Reporting Person. No persons other than the executive officers or directors of the Reporting Person have the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such executive officers or directors.

         (e)      N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 5, 2000

                                 CHARLES E. SMITH RESIDENTIAL
                                 REALTY, INC.



                                 By:      /s/ Ernest A. Gerardi, Jr.
                                    --------------------------------------------
                                          Ernest A. Gerardi, Jr.
                                          President and Chief Executive Officer

                                   APPENDIX I
                    CHARLES E. SMITH RESIDENTIAL REALTY, INC.

-------------------------------- ------------------------------------------- -------------------------------
 NAME OF EXECUTIVE OFFICER OR          PRINCIPAL OCCUPATION, NAME OF           NUMBER OF UNITS OF ISSUER
   DIRECTOR AND BUSINESS OR               BUSINESS AND ADDRESS (1)                 BENEFICIALLY OWNED
    RESIDENTIAL ADDRESS (1)

                                                                            SOLE VOTING &    SHARED VOTING
                                                                             DISPOSITIVE     & DISPOSITIVE
                                                                                POWER          POWER (2)
-------------------------------- ------------------------------------------ --------------- ----------------
Robert H. Smith (3)              Chairman of the Board of the
                                 Reporting Person                               95,771         2,188,791

Robert P. Kogod (3)              Chairman of the Executive Committee of         62,392         2,178,591
                                 the Board of the Reporting Person

Ernest A. Gerardi, Jr.           President and Chief Executive Officer of       26,000             0
                                 the Reporting Person

Wesley D. Minami                 Executive Vice President and                   4,500              0
                                 Chief Financial Officer of the
                                 Reporting Person

John T. Gray                     Executive Vice President - Residential           0                0
                                 of the Reporting Person

John W. Guinee                   Executive Vice President and                     0                0
                                 Chief Investment Officer of the
                                 Reporting Person

Matthew B. McCormick             Executive Vice President -                     1,996              0
                                 Residential Services of the
                                 Reporting Person

Robert D. Zimet                  Senior Vice President, General                 3,452              0
                                 Counsel and Secretary of the
                                 Reporting Person

Alfred G. Neely                  President - Development Division of              0                0
                                 the Reporting Person

Charles B. Gill (4)              Consultant                                       0                0

Roger J. Kiley, Jr. (5)          Partner, Mayer, Brown & Platt                    0                0

R. Michael McCullough (6)        Consultant                                       0                0

Karen Hastie Williams (7)        Partner, Crowell & Moring LLP                    0                0

-------------------------------- ------------------------------------------ --------------- ----------------


(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202, except as otherwise noted.

(2) Includes, where applicable, Units held by the listed person's spouse and/or by corporations controlled by such person.

(3) Robert H. Smith shares voting and dispositive power with his spouse Clarice R. Smith. Robert P. Kogod shares voting and dispositive power with his spouse Arlene R. Kogod. No other executive officer or director of the Reporting Person share voting or dispositive power.

(4)      226 Windward Way, Niceville, FL 32578.

(5)      190 South LaSalle Street, Chicago, IL 60603.

(6)      7201 Armat Drive, Bethesda, MD 20817.

(7)      Crowell & Moring LLP, 1001 Pennsylvania Avenue, N.W., Washington, D.C.
         20004.

                                   APPENDIX II

         Within the past 60 days, the Reporting Person acquired Units from redeeming Unitholders in exchange for shares of its Common Stock, on a one-for-one basis:

------------------------------------- ------------------------------------------
                  DATE                             NUMBER OF UNITS
------------------------------------- ------------------------------------------
                 8/3/00                                 4,833
------------------------------------- ------------------------------------------
                 8/7/00                                13,384
------------------------------------- ------------------------------------------
                 8/8/00                                 1,500
------------------------------------- ------------------------------------------
                 8/9/00                                  825
------------------------------------- ------------------------------------------
                 8/15/00                                4,250
------------------------------------- ------------------------------------------
                 8/17/00                                1,150
------------------------------------- ------------------------------------------
                 8/18/00                                4,150
------------------------------------- ------------------------------------------
                 8/30/00                                1,650
------------------------------------- ------------------------------------------
                 9/1/00                                 4,834
------------------------------------- ------------------------------------------
                 9/11/00                                1,000
------------------------------------- ------------------------------------------
                 9/14/00                               223,178
------------------------------------- ------------------------------------------
                 9/20/00                                 833
------------------------------------- ------------------------------------------
                 9/27/00                                 125
------------------------------------- ------------------------------------------